# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Traws Pharma, Inc., CIK 0001130598
CUSIP: 68232V884
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12 PENNS TRAIL, NEWTOWN, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 1224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 386,555; sole dispositive power 0; shared dispositive power 386,555; aggregate amount beneficially owned 386,555 (9.9% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 386,555; sole dispositive power 0; shared dispositive power 386,555; aggregate amount beneficially owned 386,555 (9.9% of the class)
- Perceptive Life Sciences Master Fund, Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 386,555; sole dispositive power 0; shared dispositive power 386,555; aggregate amount beneficially owned 386,555 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Traws Pharma, Inc.
Address of issuer's principal executive offices: 12 Penns Trail Newtown, PA 18940

## Item 2. Person Filing
Name of person filing:
Perceptive Advisors LLC (Perceptive Advisors)
Joseph Edelman (Mr. Edelman)
Perceptive Life Sciences Master Fund, Ltd. (the Master Fund)
Address of principal business office or, if none, residence:
51 Astor Place, 10th Floor
New York, NY 10003
Citizenship: Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 386,555
Percent of class: 9.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 386,555
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 386,555

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Managing Member (01/08/2025)
- Joseph Edelman: /s/ Joseph Edelman, Managing Member (01/08/2025)
- Perceptive Life Sciences Master Fund, Ltd: Perceptive Advisors LLC, Joseph Edelman Managing Member (01/08/2025)
- Perceptive Life Sciences Master Fund, Ltd: /s/ Joseph Edelman, Managing Member (01/08/2025)